October 16, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mara Ransom and Katherine Bagley

Re:	Spark Energy, Inc.
Registration Statement on Form S-3
(File No. 333-233863)

Acceleration Request
Requested Date: October 18, 2019
Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-captioned registration statement to October 18, 2019 at 4:00 p.m., Eastern Time, or as soon thereafter as may be practicable.
If you have any questions regarding the foregoing, please do not hesitate to contact Clint Smith of Jones Walker LLP at (504) 582-8429.

Sincerely,

Spark Energy, Inc.

/s/ C. Alexis Keene
By:	C. Alexis Keene
Title:	Interim General Counsel and Corporate Secretary

cc:    Nathan Kroeker, Spark Energy, Inc.
Clint Smith, Jones Walker LLP